Exhibit 4.5

AMENDMENT NO. 3 TO THE

TD 401(k) RETIREMENT PLAN

2020 Amendment and Restatement

WHEREAS, TD Bank US Holding Company (the “Company”) maintains the TD 401(k) Retirement Plan (the “Plan”), which was last amended and restated generally effective January 1, 2020, and thereafter amended on two occasions; and

WHEREAS, by Section 13.01, the Bank (as defined in the Plan) from time to time may amend the Plan; and

WHEREAS, the Bank wishes to amend the Plan as of the effective January 1, 2022, unless otherwise provided herein.

NOW, THEREFORE, BE IT RESOLVED THAT:

1. The terms used in this Amendment shall have the meanings set forth in the Plan unless the context indicates otherwise.

2. Effective December 31, 2022, Article I is amended to add the following new definition as a new Section 1.34, all remaining Sections of Article I are renumbered, and all cross-references thereto are updated:

1.34 “Investment Fiduciary” means the U.S. Retirement Investment Committee (USRIC) or its successor and any delegates thereof. The Investment Fiduciary shall be a named fiduciary for purposes of Section 402(a)(2) of ERISA.

3. Section 1.44 (as redesignated by Amendment No. 2) is amended in its entirety to read as follows:

1.44 “Plan Administrator” means U.S. Retirement Committee (USRC) or its successor. Where appropriate, the term “Plan Administrator” shall include the delegates thereof.

4. Effective December 31, 2022, Article I is amended to add the following new definition as a new Section 1.47, all remaining Sections of Article I are renumbered, and all cross-references thereto are updated:

1.46 “Plan Sponsor” means the Company.

5. Section 4.01 is amended in its entirety to read as follows:

(a) Matching Contributions, in the amount required to allocate such contributions to each Participant entitled thereto for the Plan Year at the rate of one dollar ($1.00) for each one dollar ($1.00) of Salary Deferrals made on behalf of the Participant up to the first three percent (3%) of his or her Earnings while a Participant; plus fifty cents ($0.50) for each one dollar ($1.00) of Salary Deferrals made on his or her behalf in excess of the first three percent (3%) and not exceeding the first six percent (6%) of such Earnings while a Participant. Notwithstanding the foregoing, however, no Matching Contribution shall be allocated with respect to any excess deferral under Section 3.02, any Excess Salary Deferral under Section 3.04, or any Salary Deferral that is returned to the Participant pursuant to Section 5.04.

6. Section 6.01 is amended in its entirety to read as follows:

Investment Funds. Investment Funds include the TD Bank Stock Fund pursuant to Article VII, and one or more other Investment Funds selected by the Investment Fiduciary from time to time. All interest, dividends and other income received with respect to, and any proceeds realized from the sale or other disposition of, assets held in any Investment Fund shall be credited to and reinvested in such Investment Fund.

7. The first paragraph of Section 6.02 is amended in its entirety to read as follows:

(a) On and after January 1, 2004, each Participant may direct that contributions made on his or her behalf shall be invested in any one or more of the Investment Funds selected by the Investment Fiduciary. An investment direction shall be made by such written, telephonic, or electronic means as shall be prescribed by the Plan Administrator.

8. All references to “Plan Administrator” in Sections 7.01, 7.02, 7.03, Section 2 of Appendix B, and Section 5 of Appendix B, shall be replaced with “Investment Fiduciary”.

9. Section 7.06(b) is amended in its entirety to read as follows:

Any decision by a Participant to tender (or not tender) or to exchange (or not exchange) under Paragraph (a) of this Section and any direction made by a Participant under Paragraph (b) of this Section shall constitute an exercise of control by the Participant over the assets credited to his or her Aggregate Account within the meaning of Section 404(c) of ERISA. Each Participant who so exercises such control shall, by such exercise, release and agree, on the Participant’s own behalf and on behalf of the Participant’s Beneficiary, to indemnify and hold harmless the Trustee, the Company and its Affiliates, the Investment Fiduciary and the Plan Administrator from and against any claim, demand, loss, liability, cost or expense (including reasonable attorney’s fees) caused by or arising out of such exercise, including without limitation any diminution in value or losses incurred from such exercise.

10. Section 8.02(c)(i) is amended in its entirety to read as follows:

(i) A financial need may qualify as immediate and heavy without regard to whether such need was foreseeable or voluntarily incurred by the Participant. The following shall be deemed immediate and heavy financial needs:

(A) Expenses for (or necessary to obtain) medical care for the Participant, the Participant’s spouse, dependent (within the meaning of Section 152 of the Code and, for taxable years beginning on or after January 1, 2005, without regard to Sections 152(b)(1), (b)(2) and (d)(1)(B) of the Code) or primary beneficiary that would be deductible under Section 213(d) of the Code (determined without regard to whether expenses exceed 10% of adjusted gross income);

(B) Costs directly related to the purchase (excluding mortgage payments) of a principal residence of the Participant;

(C) Payment of tuition, related educational fees and room and board expenses for the next twelve (12) months of post-secondary education for the Participant, his or her spouse, dependent (within the meaning of Section 152 of the Code and, for taxable years beginning on or after January 1, 2005, without regard to Sections 152(b)(1), (b)(2) and (d)(1)(B) of the Code) or primary beneficiary;

(D) Payment to prevent eviction of the Participant from his or her principal residence or foreclosure on the mortgage on the Participant’s principal residence;

(E) Payments for burial or funeral expenses for the Participant’s deceased parent, spouse, child, dependent (within the meaning of Section 152 of the Code and, for taxable years beginning on or after January 1, 2005, without regard to Section 152(d)(1)(B) of the Code) or primary beneficiary;

(F) Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income, and without regard to Code Section 165(h)(5) for hardship distributions made on or after January 1, 2020);

(G) Expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, provided that the Participant’s principal residence or principal place of employment at the time of the disaster is located in an area designated by FEMA for individual assistance with respect to the disaster; and

(H) Any other financial need deemed to be immediate and heavy by the Commissioner of Internal Revenue as set forth in a Treasury regulation, revenue ruling, notice, or other document of general applicability.

Beginning as of August 17, 2006, an immediate and heavy financial need of the Participant includes an immediate and heavy financial need of the Participant’s primary Beneficiary under the Plan, if such need would constitute a hardship event if it occurred with respect to the Participant’s spouse or dependent as defined under Code Section 152 (such hardship events being limited to certain medical expenses pursuant to clause (A), educational expenses pursuant to clause (C), and funeral expenses pursuant to clause (E)). For this purpose, a Participant’s “primary Beneficiary under the Plan” is an individual who is named as a Beneficiary under the Plan and has an unconditional right to all or a portion of the Participant’s Aggregate Account balance under the Plan upon the Participant’s death.

The above list of deemed immediate and heavy financial needs shall be exclusive, and no other needs may qualify as immediate and heavy financial needs.

11. Section 11.01 is amended in its entirety to read as follows:

11.01 Plan Administrator. The general administration of the Plan shall be vested in the Plan Administrator, who shall be a named fiduciary for purposes of Section 402(a)(2) of ERISA. In performing its duties, the Plan Administrator shall have the fullest discretion permitted by law and shall have all powers granted by the provisions of the Plan except those specifically granted or allocated to the Investment Fiduciary, Trustee, any investment manager, or any person or persons authorized in accordance with the governance rules and procedures adopted by the Bank.

12. Section 11.04 is amended to add the following new subsection (f):

(f) The Plan Administrator may, in its discretion, rely on any applicable statute of limitation or deadline as a basis for denial of any claim.

13. A new Section 11.07 is added to the end of Article XI to read as follows:

11.07 Statute of Limitations. A claim or action (i) to recover benefits allegedly due under the Plan or by reason of any law, (ii) to enforce rights under the Plan, (iii) to clarify rights to future benefits under the Plan, or (iv) that relates to the Plan and seeks a remedy, ruling or judgment of any kind against the Plan or a Plan fiduciary or party in interest (collectively, a “Judicial Claim”), may not be commenced in any court or forum until after the claimant has exhausted the Plan’s claims and appeals review procedures, and a final determination has been rendered by the Plan Administrator on that claim. A claimant must raise every argument and/or produce all evidence the claimant believes supports his claim or action and shall be deemed to have waived any argument and/or the right to produce any evidence not submitted to the Plan Administrator during the claims and appeals review procedure.

Any Judicial Claim must be commenced in the appropriate court or forum no later than the earlier of twenty-four (24) months after the claimant knew or reasonably should have known of the principal facts on which the claim is based, or twelve (12) months after the claimant has exhausted the claims and review procedure. Any claim or action that is commenced, filed, or raised, whether a Judicial Claim or a claim during the Plan’s claims and appeals review procedures, after expiration of the twenty-four (24)-month period shall be time-barred. Filing or commencing a Judicial Claim before the claimant exhausts the Plan’s claims and appeals review procedure shall not toll the one-year limitations period.

To be considered timely under the Plan’s claim and review procedure, a claim must be filed with the Plan Administrator within twelve (12) months after the claimant knew or reasonably should have known of the principal facts upon which the claim is based.

14. Section 12.01 is amended in its entirety to read as follows:

12.01 Investment Fiduciary. The Investment Fiduciary, in accordance with the governance rules and procedures adopted by the Bank, shall have the power and responsibility as the Plan’s investment fiduciary to manage, control and invest the assets of the Plan, including (without limitation) the power and authority: to establish and instruct the Trustee and any investment manager on the funding and investment policies, methods and objectives of the Trust; to receive and review reports from the Trustee and any investment managers as to the financial condition of the Trust Fund, including its receipts and disbursements; and to add or eliminate Investment Funds at any time. Whenever an Investment Fund is eliminated, the Trustee shall promptly liquidate the assets of such Investment Fund and reinvest the proceeds thereof in accordance with the direction of the Investment Fiduciary.

15. Section 12.03 is amended in its entirety to read as follows:

12.03 Investment Managers. The Investment Fiduciary may appoint one or more investment manager, with power to manage, acquire or dispose of all or any portion of the Trust Fund, and may remove an investment manager at any time.

16. The first paragraph of Section 13.01 is amended in its entirety to read as follows:

13.01 Amendments. Subject to the limitations in this Section and any other limitations contained in ERISA or the Code, the Company, or its delegate from time to time may make any amendment to the Plan in accordance with the governance rules and procedures adopted by the Bank.

17. Section 13.01(b) is amended in its entirety to read as follows:

(b) Nothing herein shall be construed as prohibiting any amendment or modification of the Plan required to comply with provisions of any law or regulation relating to the establishment or maintenance of the Plan, including but not limited to the establishment and maintenance of the Plan as a qualified retirement plan or trust under applicable provisions of the Code and to comply with ERISA, even though such amendment or modification is made retroactively or adversely affects the rights or interests of a Participant of the Plan. Any such modifications or amendment may be approved by the Company or its delegate under the governance rules and procedures adopted by the Bank.

18. Section 14.01 is amended in its entirety to read as follows:

14.01 Adoption by Participating Employers. The Plan Administrator or its delegate under the governing rules and procedures adopted by the Bank may cause any Affiliate, whether or not presently existing, to become a Participating Employer hereunder. The provisions of the Plan shall apply separately and equally to each Participating Employer and its employees in the same manner as is expressly provided for the Company and its Employees, except to the extent specifically provided otherwise in the Plan. The Plan Administrator may, in its discretion, terminate a Participating Employer’s participation in this Plan at any time. If such discontinuance of participation is due to the establishment of a separate plan, the Trustee at the direction of the Plan Administrator shall take whatever action is necessary to effect a transfer of the applicable assets to such separate plan. Otherwise, such assets shall continue to be held under this Plan and the provisions hereof shall govern. In accordance with the foregoing, a subsidiary is not a Participating Employer unless the Plan Administrator consents to the subsidiary’s adoption of the Plan and such subsidiary adopts the Plan in a manner approved by the Plan Administrator.

19. The first paragraph of Section 17.11 is amended in its entirety to read as follows:

EPCRS, Etc. Adjustments. The Company, a Participating Employer, the Plan Administrator, the Trustee, the Investment Fiduciary, any Investment Manager and any other person providing services to the Plan, acting jointly or singly, as the situation may require, shall take such action, pursuant to the Employee Plans Compliance Resolution System or any successor system, policy or program established by the Internal Revenue Service as may be necessary or appropriate to correct any operational failure occurring in the administration of the Plan.

20. A new Section 17.13 is added to the end of Article XVII to read as follows:

17.13 Divorce and Remarriage. The affirmative designation by a Participant of such Participant’s spouse shall not be deemed revoked by the divorce of the Participant and the Participant’s spouse. However, in the event of the Participant’s marriage following divorce from the Participant’s spouse who was affirmatively designated by the Participant, such affirmative designation of the Participant’s prior spouse shall be deemed revoked.

Being a duly authorized officer in accordance with the retirement governance rules and procedures adopted by the Human Resource Committee of the Board of Directors of The Toronto-Dominion Bank, I hereby approve this amendment to the TD 401(k) Retirement Plan.

/s/ Sheila A. Gleason	DATED this 21st day of December, 2022
Sheila A. Gleason
SVP, Head of U.S. Retirement, Benefits, and Well-being
TD Bank U.S. Holding Company

/s/ Susy Michor	DATED this 21st day of December, 2022
Susy Michor
Vice President of Human Resources, Global Retirement, Benefits and Well-being
TD Bank Group